INVEST IN **VIRTUAL SAPIENS**

Building technology to amplify human connection



virtualsapiens.co Boston MA

Technology | Software | Saas | Artificial Intelligence | Lifestyle

LEAD INVESTOR



Gale Wilkinson

We believe Virtual Sapiens is a strong investment because: 1. CEO Rachel Cossar has a unique background as a former professional ballet dancer who was running an in-person communications training program on the side and ultimately because of its success, decided to build a solution at scale full-time. She has proven her ability to execute and successfully scale businesses. 2. The company's Sidekick tool is agnostic across video platforms and makes it seamless to quickly collect feedback; users have spoken highly of the tool's ease of use and feedback features. 3. The round is moving quickly and is almost fully committed.

Invested $1,000 this round & $1,000 previously

Highlights

1. 💰4 teams completed paid pilot; 15K+ in revenue
2. ✅ 24 teams on the waitlist to try Sidekick
3. 💪 Co-founder second time founder, previous company acquired
4. 🏆 MassChallenge Finalist

4. 🏆 MassChallenge Finalist

5. 📈 $33B market potential

Our Team



Rachel Cossar Co-Founder + CEO

MassChallenge '21 | TEDx Speaker | Presence Expert



Neal Kaiser Co-founder + CTO

Founder & CEO of Upshot Commerce (acquired).

Pitch





Rachel Cossar, Co-Founder & CEO
rachel@virtualsapiens.co

The Future of Work is Here

More Video Brings Need for Updated Skills + Potential For Meeting Intelligence







Increased and continued dependency on video

- Time, budget savings
- Reduced environmental Impact

Client-facing professionals experience skills gap

- Updated communication skills required
- Lack in individualized feedback

Existing communication training solutions:

- One size fits all
- Costly
- Lack follow through

Confidential

Our Scalable, Personalized Solution

Using AI to Improve Communication in Work 2.0



- **Personalized Communication Coach** unlocks real-time individualized feedback

- **Manager and Team Insight**









Dashboards to support remote teams

- **Audience Engagement Metrics** meeting intelligence to enhance delivery
- **Integration with Existing Platforms** Integrates with all video platforms

Check out our Demo/Overview

Confidential

The Sidekick - Like Grammarly for Body Language + Presence (Patent Pending)

Live, in-call nudges and positive reinforcements on body language metrics

Integrates with: Google Cal, Outlook for auto-launch

- Framing
- Posture
- Eye gaze
- Face touching
- Facial expressions
- Hand gestures

VIRTUALSAPIENS
Great job! Here are your meeting results:
Ian + Virtual Sapiens
Confidence HIGH
Rapport Building/Empathy HIGH
Expression and Energy HIGH
Top Areas to Improve

Live, in-call nudges and encouragements	Pre, during and post call nudges	Post-Call Summary Insights + Gamification

Confidential

The Opportunity

Targeting B2B Enterprise Communication Training Budgets - Client Facing Professionals

89%

Employees want training available conveniently and consistently

Increase in Digital Training Solutions

40%

Training budget allocated to communication

Company Spend on Communication Training

$33B

$$ spent on communication training in U.S.A 2020

Billion Dollar Market Potential

Confidential

Sources: AMA, ELM, Findstack, Statista

Go-To-Market

Two-Step Strategy

1- Direct, B2B Mid-Market Pilots

Dassault Systemes*

2- Integrate to Distribute at Scale

Google Meet











Google Enterprise ** Brightcove* Harvard Business Review * Lessonly Goldcast **

*Pilot underway
***Conversations underway with key decision makers*

Confidential

Product Market Fit Validation

> *The results were amazing. Everyone in our sales team now feels more confident and present in front of the camera and is much more convincing when talking to customers."*
>
> Sales Enablement Manager - Quantilope

4
Teams Complete Paid Alpha Pilot

$15,200
Revenue From Alpha Pilots

24
Companies in Line to Pilot Sidekick
(Includes 4 Alpha Pilots)

Products and SaaS Pricing

Plan Name	Description	Target Customer	Per seat/month
The Sidekick	The Sidekick as standalone product	Client facing professionals	$9
The Sidekick +	The Sidekick with dashboards and progress tracking	Client facing professionals	$19
Virtual Sapiens for Teams	The Sidekick + Manager's Dashboard with team insights + quarterly assessments	Mid-Market Companies/Partners (250 employees +)	$60

Confidential

Who is in this space...And how are we different?

Company	Live, in-call feedback	Feedback video setup	Feedback on body language	User engagement insights	Privacy first (client-side AI)
Virtual Sapiens	✅	✅	✅	✅	✅
Poised	✅	❌	❌	❌	❌
Orai	❌	❌	✅	❌	❌
[illegible]					

| Speaker Coach (Microsoft) | ❌ | ✅ | Coming Soon | ❌ | ❌ |

What's Next?



2020
Virtual Sapiens Founded

2021 Goals
Technical team
Sidekick Private Beta

2022 Goals
Platform Integrations
Gamification + Dashboards
Raise seed round ($1.5M)

2023 Goals
Audience engagement + vocal metrics
Distribution for scale

2024 Goals
Meeting Intelligence
Series A (Amount TBD)

2025 Goals
Embedded in all major CRMs and Video platforms

Forward-looking projections cannot be guaranteed.

Exit Strategies

Type	Target	Strategy
Acquisition - Video Platforms	Zoom; Hopin; Microsoft; Google; Slack	Exclusive edge over tight competition. Built in virtual assistant providing integrated feedback on video calls.
Acquisition - Niche Addition to Existing SaaS	Gong, Chorus, Salesforce, Hubspot, Ariel	Complimentary addition to existing CRMs and sales training firms

Confidential

Sources: <u>Selling Power</u>

Forward-looking projections cannot be guaranteed.

Founding Team + Advisors





Yara Amin
Machine Learning Engineer

Desi Dimitrova
Front End Developer



Rachel Cossar
Co-Founder/CEO

- Body language and presence expert (**HBR, Boston Globe, Psychology Today**)



Neal Kaiser
Co-Founder/CTO

- Founder/CEO of Upshot Commerce, acquired by Mi9 Retail 2016



Clayton Kim



MC MASSCHALLENGE
FINALIST

- 5 years of consulting and training as Founder of **Choreography for Business**
- Former pro-ballet dancer

- Developed applications for NASA and Dept of Justice
- BA CS, UMass Amherst

Clayton Kim

Data Science Advisor

 

Confidential

Financial

$300K Angel Round

initial investment opportunity

We are looking for an additional $100K to close out this round.

$$ invested directly into development talent and getting our pilots through completion and conversion.

